Exhibit 99.2

THE VALENS COMPANY INC.

(THE “COMPANY”)

SPECIAL MEETING OF THE SHAREHOLDERS

OF THE COMPANY (THE “MEETING”)

HELD ON TUESDAY, NOVEMBER 29, 2022

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the matter voted upon and the outcome of voting at the Meeting are noted below. The matter voted upon at the Meeting is described in greater detail in the Management Information Circular of the Company dated October 24, 2022 (the “Circular”) sent to shareholders (“Shareholders”) of the Company. All capitalized terms used herein and not otherwise defined have the meaning set forth in the Circular.

Arrangement Resolution

The Arrangement Resolution, the full text of which is set forth in Appendix A to the Circular, authorizing the plan of arrangement under section 192 of the Canada Business Corporations Act, involving the Company, its securityholders and SNDL Inc. was approved by (i) not less than two-thirds of the votes cast by the Shareholders present at the Meeting or represented by proxy, and (ii) not less than a simple majority of the votes cast by the Shareholders present at the Meeting or represented by proxy, excluding any votes cast by those Shareholders whose votes are required to be excluded for the purposes of “minority approval” in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). Based on proxies and ballots received, votes were cast as follows:

			Votes	% Votes
Category of Voting	Votes For	% Votes For	Against	Against
All voting Shareholders	33,929,706	96.96%	1,063,247	3.04%
All voting Shareholders except those required to be excluded under MI 61-101	31,909,073	96.78%	1,063,247	3.22%

Dated November 29, 2022